Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), April 3, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on December 1, 2022, as the second tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
27/03/2023	4,470	247.6268	1,106,891.80	—	—	—	—	4,470	247.6268	1,106,891.80
28/03/2023	4,485	246.7247	1,106,560.28	3,755	266.2784	999,875.39	922,309.19	8,240	246.2220	2,028,869.47
29/03/2023	4,455	248.4792	1,106,974.84	—	—	—	—	4,455	248.4792	1,106,974.84
30/03/2023	4,480	247.1755	1,107,346.24	—	—	—	—	4,480	247.1755	1,107,346.24
31/03/2023	4,460	248.2578	1,107,229.79	—	—	—	—	4,460	248.2578	1,107,229.79
Total	22,350	247.6511	5,535,002.94	3,755	266.2784	999,875.39	922,309.19	26,105	247.3592	6,457,312.13

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till March 31, 2023, the total invested consideration has been:
•Euro 95,775,178.82 for No. 419,153 common shares purchased on the EXM
•USD 23,150,410.91 (Euro 21,790,858.67*) for No. 95,065 common shares purchased on the NYSE.

As of March 31, 2023, the Company held in treasury No. 12,296,213 common shares equal to 4.79% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until March 31, 2023, the Company has purchased a total of 1,322,626 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 276,740,027.51.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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